EXHIBIT 99.1

Endeavour Silver Announces Commercial Production at Terronera

VANCOUVER, British Columbia, Oct. 16, 2025 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. ("Endeavour" or the "Company") (NYSE: EXK; TSX: EDR) is pleased to announce it has achieved commercial production at the Terronera mine (“Terronera”) located in Jalisco state, Mexico, effective October 1, 2025.

The declaration of commercial production at Terronera comes after a successful commissioning phase during which both mining and processing operations were ramped up to consistently exceed an average of 90% of the designed nameplate capacity of 2,000 tonnes per day, while also achieving at least 90% of the projected metal recoveries.

Terronera has demonstrated remarkable progress, operating for 100 days since July 1, 2025, with eight days of downtime, and has sustained strong metal recoveries since mid-August. This achievement marks an important milestone that positions Endeavour for continued growth and long-term success.

"Bringing Terronera into commercial production marks a huge milestone for Endeavour Silver and represents a truly transformational moment in our Company's history," said Dan Dickson, Chief Executive Officer. "This achievement not only reinforces our commitment to sustainable growth but also positions Endeavour as a leading mid-tier silver producer with a solid foundation for future expansion.”

The Company forecasts throughput of approximately 360,000 tonnes over the next six months, with average grades estimated at 122 g/t silver and 2.52 g/t gold. Higher grade zones are scheduled to be accessed by mid-2026, which is expected to further enhance production. Management plans to issue annualized 2026 production and cost guidance for the Terronera mine in January 2026.

Stakeholders are invited to take a closer look at Terronera and the work the team has accomplished. To gain further insight, please watch this short video of the mine here.1

About Endeavour Silver: Endeavour is a mid-tier silver producer with four operating mines in Mexico and Peru and a robust pipeline of exploration projects across Mexico, Chile, and the United States. With a proven track record of discovery, development, and responsible mining, Endeavour is driving organic growth and creating lasting value on its path to becoming a leading senior silver producer.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Don Gray, SME-RM, Chief Operating Officer, a Qualified Person as defined under NI 43-101.

Contact Information

Allison Pettit
Vice President, Investor Relations
Tel: (604) 640 4804
Email: apettit@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regardinga new chapter of growth for Endeavour, employees and the surrounding community; expected annual production at Terronera; Endeavour’s vision of becoming a senior silver producer; the creation of jobs, investment and development initiatives in the region; Endeavour’s growth and future expansion; forecasts of Endeavour’s production levels and mine grades; Endeavour’s future production and cost guidance announcements for the Terronera mine and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to unexpected changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on Terronera’s economics; changes in national and local governments’ legislation, taxation, controls, regulations and political or economic developments in Canada, Chile, the USA, Mexico and Peru; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; risks in obtaining necessary licenses and permits; fluctuations in the prices of silver and gold; fluctuations in currency markets (particularly the Mexican peso, Peruvian sol, Chilean peso, Canadian dollar and U.S. dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “Risk Factors” contained in the Company’s most recent form 40F/Annual Information Form and the Prospectus Supplement Dated April 3, 2025 filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

1 Silver equivalent grades for Terronera are based on a 78:9474 silver:gold ratio and calculated using only silver and gold.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/9e485b29-6bdf-4eb2-b416-638c835ad5ca